

07007272

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED NOV 29 2007 WASH, D.C. 182 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45650

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2006 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SWORD SECURITIES CORPORATION

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

34 CHAMBERS ST
(No. and Street)

PRINCETON (City) NJ (State) 08542 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM SWORD, JR. 609-924-6710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITHUM SMITH + BROWN, P.C.
(Name – *if individual, state last, first, middle name*)

5 VAUGHN DR (Address) PRINCETON (City) NJ (State) 08540 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 09 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/8/8

OATH OR AFFIRMATION

I, WILLIAM SWORD, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWORD SECURITIES CORPORATION, as of SEPTEMBER 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

MANAGING DIRECTOR
Title



Notary Public

KATHLEEN CAMISA
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 2/5/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SWORD SECURITIES CORPORATION

Financial Statements

September 30, 2007 and 2006

With Independent Auditors' Report

Sword Securities Corporation
Table of Contents
September 30, 2007 and 2006

Page(s)

Independent Auditors' Report ... 1

Financial Statements

Statements of Financial Condition ... 2

Statements of Income ... 3

Statements of Changes in Stockholder's Equity ... 4

Statements of Cash Flows ... 5

Notes to Financial Statements ... 6-8

Supplementary Information

Schedules of Computation of Net Capital Pursuant to Rule 15c3-1 ... 9

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17A-5
For a Broker-Dealer Claiming and Exemption from Rule 15c3-3 ... 10-11



WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

Independent Auditors' Report

To the Board of Directors
Sword Securities Corporation:

We have audited the accompanying statements of financial condition of Sword Securities Corporation as of September 30, 2007 and 2006, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sword Securities Corporation as of September 30, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules of computation of net capital pursuant to Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WithumSmith+Brown P.C.

November 27, 2007

Sword Securities Corporation
Statements of Financial Condition
September 30, 2007 and 2006

	2007	2006
Assets		
Cash	$ 104,062	$ 58,374
Clearing account with correspondent broker	14,508	13,908
Due from Parent	--	17,386
Deposits	477	253
	$ 119,047	$ 89,921
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 159	$ 9,918
Accounts payable - related party	2,556	--
Income taxes payable	2,940	520
Total liabilities	5,655	10,438
Stockholder's equity		
Common stock, $1 par value; authorized 3,000 shares, issued and outstanding 100 shares	100	100
Additional paid-in capital	112,691	112,691
Retained earnings (accumulated deficit)	601	(33,308)
Total stockholder's equity	113,392	79,483
	$ 119,047	$ 89,921

The Notes to Financial Statements are an integral part of these statements.

Sword Securities Corporation
Statements of Income
Years Ended September 30, 2007 and 2006

	2007	2006
Revenues		
Brokerage commissions	$ 25	$ 166,158
Management fees	2,043,274	296,833
Other	35,000	--
Interest	2,405	497
Total revenues	2,080,704	463,488
Costs and expenses		
Commissions	--	49,383
Regulatory fees	7,279	7,136
Accounting	12,440	7,224
Legal	17,885	131
Training	13	--
Consulting	2,004,693	391,401
Printing and supplies	--	50
Postage	--	38
Miscellaneous	112	80
Depreciation	--	624
Total costs and expenses	2,042,846	456,067
Income before provision for income taxes	37,858	7,421
Provision for income taxes		
Current	3,949	1,063
Total provision for income taxes	3,949	1,063
Net income	$ 33,909	$ 6,358

The Notes to Financial Statements are an integral part of these statements.

Sword Securities Corporation
Statements of Changes in Stockholder's Equity
Years Ended September 30, 2007 and 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings/ (Accumulated Deficit)	Total
October 1, 2005	$ 100	$ 112,691	$ (39,666)	$ 73,125
Net income	--	--	6,358	6,358
September 30, 2006	100	112,691	(33,308)	79,483
Net income	--	--	33,909	33,909
September 30, 2007	$ 100	$ 112,691	$ 601	$ 113,392

The Notes to Financial Statements are an integral part of these statements.

Sword Securities Corporation
Statements of Cash Flows
Years Ended September 30, 2007 and 2006

	2007	2006
Cash flows from operating activities		
Net income	$ 33,909	$ 6,358
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	--	624
Cash provided (used) by changes in		
Clearing account with correspondent broker	(600)	(497)
Deposits	(224)	127
Accounts payable and accrued expenses	(9,759)	9,783
Accounts payable - related party	2,556	(2,898)
Income taxes payable	2,420	20
Net cash provided by operating activities	28,302	13,517
Cash flows from investing activities		
(Increase) decrease in due from Parent	17,386	(17,386)
Net cash provided (used) by investing activities	17,386	(17,386)
Increase (decrease) in cash	45,688	(3,869)
Cash		
Beginning of year	58,374	62,243
End of year	$ 104,062	$ 58,374

	2007	2006
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for		
Income taxes	$ 1,529	$ 1,043

The Notes to Financial Statements are an integral part of these statements.

1. Summary of Significant Accounting Policies

Nature of Business Operations

Sword Securities Corporation was incorporated in September 1992 under the laws of the State of Delaware and was registered as a broker-dealer on May 21, 1993 pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended. The Company is a wholly owned subsidiary of Wm Sword & Co. Incorporated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

In accordance with industry practice, brokerage commissions on securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. There would be no material effect on the financial statements if such transactions were recorded on the trade date.

Receivables and Credit Policies

Receivables from correspondent broker consist of commissions earned through the Company's clearing agreement and are generally payable within 30 days. Amounts receivable over 30 days are considered delinquent. Management assesses the need to record an allowance for uncollectible receivables based on past due amounts. There are no delinquent accounts as of September 30, 2007.

Depreciation

Depreciation is computed using the straight-line method over the asset's economic useful lives. The depreciable life of the Company's equipment is three to five years.

Income Taxes

Deferred income tax assets and liabilities are recognized for the differences between financial and income tax reporting basis of assets and liabilities based on enacted tax rates and laws. The deferred income tax provision or benefit generally reflects the net change in deferred income tax assets and liabilities during the year.

2. Correspondent Broker Agreements

The Company has a clearing agreement with a correspondent broker, Bear Stearns.

3. Clearing Account with Correspondent Broker

The clearing account correspondent broker represents commission income collected by not transferred which was earned from another broker-dealer with whom the Company acts as an introducing broker-dealer, forwarding all of the transactions of its customers to the correspondent broker-dealer for clearing on a fully disclosed basis. The balance in the clearing account amounted to $14,508 and $13,908 as of September 30, 2007 and 2006, respectively.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital amount and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15.0 to 1.0. At September 30, 2007 the Company had net capital of $112,915 which was $107,915 in excess of its required minimum net capital of $5,000. Also, at September 30, 2007, the Company's ratio of aggregate indebtedness to net capital was 0.1 to 1.0.

5. Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of Rule 15c3-3(k)(2)(B), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

6. Equipment

Equipment consists of the following at September 30:

	2007	2006
Equipment	$ 2,810	$ 2,810
Less accumulated depreciaiton	(2,810)	(2,810)
Equiment, net	$ --	$ --

Depreciation expense amounted to $-0- and $624 for the years ended September 30, 2007 and 2006, respectively.

7. Income Taxes

Temporary differences which give rise to significant deferred income tax assets and (liabilities) at September 30, 2007 and 2006 are as follows:

	2007	2006
Assets		
Capital loss carryforwards	$ 8,727	$ 8,727
State net operating loss carryforwards	--	4,616
Accrual to cash adjustment	--	394
Valuation allowance	(8,727)	(13,737)
Deferred tax asset, net	$ --	$ --

The provision for income tax expense for the years ended September 30 consist of the following components:

	2007	2006
State - current	$ 3,949	$ 1,063
Total	$ 3,949	$ 1,063

The income tax provisions differ from the expected tax computed at the federal statutory rates due to non-deductible expenses and the use of net operating loss carryforwards. The Company files its Federal income tax return as part of the consolidated Parent income tax return. The Company has capital loss carryforwards for state purposes expiring as follows: 2015 - $38,786.

8. Related Party Transactions

For the year ended September 30, 2007, the Company paid its Parent $766,273 in consulting fees, and repaid an advance from its Parent in the amount of $17,386. For the year ended September 30, 2006, the Company paid its Parent $46,767 in consulting fees.

9. Concentration of Credit Risk

The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on its cash balances.

Two major customers accounted for $1,807,790 of management fee income for the year ended September 30, 2007, which resulted in the payout of consulting fees of $1,774,486.

SUPPLEMENTARY INFORMATION

Sword Securities Corporation
Schedules of Computation of Net Capital Pursuant to Rule 15c3-1
September 30, 2007 and 2006

	2007	2006
Total stockholder's equity	$ 113,392	$ 79,483
Less nonallowable assets		
Deposits	477	253
Due from Parent	--	17,386
Total nonallowable assets	477	17,639
Haircuts	--	--
Net capital	112,915	61,844
Minimum net capital required	5,000	5,000
Net capital over minimum requirement	$ 107,915	$ 56,844

Reconciliation with Company's computation, Included in Part II A of Form X-17A-5, as of September 30, 2007 and 2006	2007	2006
Net capital as reported in Company's September 30, 2007 and 2006 FOCUS reports	$ 115,337	$ 61,865
Accounts payable	(2)	--
Clearing account with correspondent broker	--	(1)
Income taxes payable	(2,420)	(20)
Net capital, as stated above	$ 112,915	$ 61,844

See Independent Auditors' Report.



WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17A-5 For a Broker -Dealer Claiming an Exemption from Rule 15c3-3

To the Board of Directors,
Sword Securities Corporation:

In planning and performing our audit of the financial statements of Sword Securities Corporation (the Company) as of and for the year ended September 30, 2007, in accordance with standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities of section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting

WS+B

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), The New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.



November 27, 2007

END